                                                           File Number 70-8759


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                        Post-Effective Amendment No. 9
                                      to
                                   Form U-1

               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935

                                      By

                       CONSOLIDATED NATURAL GAS COMPANY
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199

                         CNG INTERNATIONAL CORPORATION
                        Two Fountain Square, Suite 600
                              11921 Freedom Drive
                          Reston, Virginia 20190-5608

        Consolidated Natural Gas Company, a registered holding company, is the parent of the other party

                  Names and addresses of agents for service:

                     S. E. WILLIAMS, Senior Vice President
                              and General Counsel
                       Consolidated Natural Gas Company
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199


                       N. F. CHANDLER, General Attorney
                Consolidated Natural Gas Service Company, Inc.
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199
       2                                              File Number 70-8759

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        Post-Effective Amendment No. 9
                                      to
                                   FORM U-1

               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935


     Consolidated Natural Gas Company et al. hereby amend the application-

declaration under the above file number, as most recently amended by Post-

Effective Amendment No. 8, as follows.  All page references below are to Post-

Effective Amendment No. 8.





Item 1. Description of Proposed Transaction
        ___________________________________

      1.  The first paragraph under "II ALINTA PIPELINE" on page 5 is restated

to read as follows:


                   "The Alinta Pipeline is located along the western part of

            Western Australia between Dampier (near the North West Shelf gas producing area) and Bunbury south of the state capital, Perth.  It is 955 miles long and was constructed in 1983 with commissioning in

            January 1984.  The Alinta pipeline transports natural gas from the

            North West Shelf gas producing areas to the markets in the south west of the state of Western Australia.  There are a number of laterals along the length of the pipeline to supply gas to towns,





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            industrial complexes and individual customers.  The major section of the pipeline is 25.7 inches in diameter.  The lower end of the pipeline consists of sections of 20 inch, 14 inch, 10.75 inch, 8.62 inch and .61 inch pipe.  It is designed to have 9 compressor stations of which 8 are currently in operation with a total of 11 compressor units.  The maximum allowable operating pressure is approximately 1,272 pounds per square inch.  The current capacity of the pipeline is approximately 123 billion cubic feet ("bcf") per year, with a maximum capacity of 166 bcf per year.



     2.  Footnote 7 on page 5 is deleted in its entirety.



     3.  The amount "150 million" in the second line of the fourth paragraph under "II ALINTA PIPELINE" on page 6 is changed to "165 million."



     4.  The quantity "170 TJ/d" in the second line of the seventh paragraph under "II ALINTA PIPELINE" on page 7 is changed to read

"approximately 58.8 bcf per year."



     5.  The quantity "300 PJ/yr" at the end of the first paragraph under "III

THE GAS TRANSMISSION CORPORATION PIPELINE" on page 9 is changed to        read

"approximately 284 bcf per year."











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     6.  The amount "85 million" in the fourth line of the third paragraph under "III THE GAS TRANSMISSION CORPORATION PIPELINE" on page 9 is changed to read "$70 million."



     7.  The amounts "$150 million" and "$85 million" on the ninth and tenth lines, respectively, on page 14 are changed to "$165 million" and "$70 million," respectively.





Item 2.  Fees, Commissions and Expenses

         ______________________________



     8.  The phrase "subject post-effective amendment proceeding" in the second and third lines in the paragraph under this item on page 16 is changed to read "acquisition of the Alinta Pipeline."





Item 3.  Applicable Statutory Provisions

         _______________________________



     9.  The fifth paragraph hereunder on page 18 is deleted in its entirety.



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                                   SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY



                                  By  D. M. Westfall

                                      Senior Vice President
                                      and Chief Financial Officer


                                  CNG INTERNATIONAL CORPORATION



                                  By  N. F. Chandler

                                      Its attorney


Date: February  10, 1998